SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

FiberTower Corporation
(Name of Issuer)

Common Stock
(Title of Series of Securities)

31567R209
(CUSIP number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31567R209	13G/A	Page 2 of 8

1	name of reporting persons i.r.s. identification no. of above persons (entities only) Solus Alternative Asset Management LP
2	check the appropriate box if a member of a group**	(a) ☐ (b) ☒
3	sec use only
4	citizenship or place of organization Delaware
number of shares	5	sole voting power N/A
beneficially owned by	6	shared voting power 10,135,2011
each reporting	7	sole dispositive power N/A
person with	8	shared dispositive power 10,135,2012
9	aggregate amount beneficially owned by each reporting person 10,135,2013
10	check box if the aggregate amount in row (11) excludes certain shares** ☐
11	percent of Series represented by amount in row (11) 20.28%
12	type of reporting person IA
________________
1   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 10,135,201 shares of Common Stock.
2   See Footnote 1.
3   See Footnote 1.

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1	name of reporting persons i.r.s. identification no. of above persons (entities only) Solus GP LLC
2	check the appropriate box if a member of a group**	(a) ☐ (b) ☒
3	sec use only
4	citizenship or place of organization Delaware
number of shares	5	sole voting power N/A
beneficially owned by	6	shared voting power 10,135,2014
each reporting	7	sole dispositive power N/A
person with	8	shared dispositive power 10,135,2015
9	aggregate amount beneficially owned by each reporting person 10,135,2016
10	check box if the aggregate amount in row (11) excludes certain shares** ☐
11	percent of Series represented by amount in row (11) 20.28%
12	type of reporting person OO
________________
4   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 10,135,201 shares of Common Stock.
5   See Footnote 4.
6   See Footnote 4.

CUSIP No. 31567R209	13G/A	Page 4 of 8

1	name of reporting persons i.r.s. identification no. of above persons (entities only) Christopher Pucillo
2	check the appropriate box if a member of a group**	(a) ☐ (b) ☒
3	sec use only
4	citizenship or place of organization United States of America
number of shares	5	sole voting power N/A
beneficially owned by	6	shared voting power 10,135,2017
each reporting	7	sole dispositive power N/A
person with	8	shared dispositive power 10,135,2018
9	aggregate amount beneficially owned by each reporting person 10,135,2019
10	check box if the aggregate amount in row (11) excludes certain shares** ☐
11	percent of Series represented by amount in row (11) 20.28%
12	type of reporting person IN
________________
7   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 10,135,201 shares of Common Stock.
8   See Footnote 7.
9   See Footnote 7.

CUSIP No. 31567R209	13G/A	Page 5 of 8

Item 1(a).	Name of Issuer: FiberTower Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

185 Berry Street, Suite 4800, San Francisco, CA 94107

Item 2(a).	Name of Person Filing:

     This statement is filed by:

(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC’), which serves as the investment manager (the “Investment Manager”) to certain investment funds (the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d), below);

(ii) Solus GP, LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

410 Park Avenue, 11th Floor, New York, NY  10022

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 31567R209

CUSIP No. 31567R209	13G/A	Page 6 of 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. ☐

Item 4.	Ownership:

(a)	Amount beneficially owned: 10,135,20110
(b)	Percent of class: 20.28%
(c)	Number of shares as to which each person has:
i.	Sole power to vote or to direct the vote: N/A
ii.	Shared power to vote or direct the vote: 10,135,20111
iii.	Sole power to dispose or to direct the disposition of: N/A
iv.	Shared power to dispose or to direct the disposition of: 10,135,20112
________________
10   As of December 31, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 10,135,201 shares of Common Stock.
11   See Footnote 10.
12   See Footnote 10.

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 31567R209	13G/A	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of December 31, 2010, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  One such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 31567R209	13G/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2011

By:/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP